

May 10, 2011

Mr. J. Randy MacDonald
MF Global Holdings Ltd.
717 Fifth Avenue
New York, NY 10022

> **Re: MF Global Holdings Ltd**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **File No. 1-33590**

Dear Mr. MacDonald:

We have reviewed your first response letter filed March 30, 2011 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the fiscal year ended March 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

1.   We note your response to our prior comment four. In future periodic filings, we believe the information provided in Annex A and Annex B, as well as an explanation of any significant variations between the average level of these transactions and the amounts outstanding at each quarter end would be useful to investors and should be included. Please confirm for us that such information will be provided in future filings.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jennifer Monick
Senior Staff Accountant